UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WELLCARE HEALTH PLANS, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Options to Purchase Common Stock, $0.01 Par Value, with an Exercise Price Greater than or Equal to
$40.00 Per Share
(Title of Class of Securities)

94946T106
(CUSIP Number of Class of Securities (Underlying Common Stock))

Timothy S. Susanin
Senior Vice President, General Counsel and Secretary
WellCare Health Plans, Inc.
8735 Henderson Road, Renaissance One
Tampa, Florida 33634
(813) 290-6200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
J. Warren Gorrell, Jr.
Stuart A. Barr
Hogan & Hartson LLP
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,990,031	$446

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase shares of the Issuer’s common stock that are eligible for exchange in the offer will be tendered pursuant to the offer. These options have an aggregate value of $7,990,031 calculated using a binomial lattice model.

(2)
The Amount of Filing Fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable.
Filing Party: Not applicable. Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.       Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated August 17, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.       Subject Company Information.

(a) Name and Address. The issuer is WellCare Health Plans, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 8735 Henderson Road, Renaissance One, Tampa, Florida 33634 and the telephone number of its principal executive offices is (813) 290-6200.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock previously granted under the WellCare Health Plans, Inc. 2004 Equity Incentive Plan (the “Plan”) that have an exercise price per share greater than or equal to $40.00 (the “eligible options”) for newly issued restricted stock units (“RSUs”). Each new RSU will be issued under the Plan. As of August 14, 2009, options to purchase approximately 1,372,812 shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B).

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” Section 2 – “Number of options; expiration date,” Section 6 – “Acceptance of options for exchange and issuance of RSUs,” Section 8 – “Price range of shares underlying the options” and Section 9 – “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 – “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 4.       Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” Section 1 – “Eligibility,” Section 2 – “Number of options; expiration date,” Section 4 – “Procedures for electing to exchange options,” Section 5 – “Withdrawal rights and change of election,” Section 6 – “Acceptance of options for exchange and issuance of RSUs,” Section 7 – “Conditions of the offer,” Section 9 – “Source and amount of consideration; terms of RSUs,” Section 12 – “Status of options acquired by us in the offer; accounting consequences of the offer,” Section 13 – “Legal matters; regulatory approvals,” Section 14 – “Material income tax consequences” and Section 15 – “Extension of offer; termination; amendment” is incorporated herein by reference.

(b) Purchases. Members of the Company’s Board of Directors and certain of the Company’s executive officers are not eligible to participate in the exchange offer; however, certain of the Company’s executive officers are eligible to participate. The information set forth in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 2 – “Number of options; expiration date” and Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Plan and the related form of RSU award agreement attached hereto as Exhibits (d)(1)-(d)(2) also contain information regarding the Company’s securities.

Item 6.       Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under Section 3 – “Purposes of the offer; plans, proposals and negotiations” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 – “Acceptance of options for exchange and issuance of RSUs” and Section 12 – “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and Section 3 – “Purposes of the offer; plans, proposals and negotiations” is incorporated herein by reference.

Item 7.       Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under Section 9 – “Source and amount of consideration; terms of RSUs” and Section 16 – “Fees and expenses” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 – “Conditions of the offer” and Section 9 – “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.       Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.       Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.     Financial Statements.

(a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section 18 – “Financial Information” and referenced in Section 17 – “Additional information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.     Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under “Risks of Participating in the Offer,” Section 11 – “Interests of directors and executive officers; transactions and arrangements concerning the options,” Section 13 – “Legal matters; regulatory approvals” and Section 14 – “Material income tax consequences” and the information attached hereto as Exhibit 99.1 is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.     Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units.

(a)(1)(B)	Election Form.

(a)(1)(C)	Notice of Withdrawal/Change of Election Form.

(a)(1)(D)	Form of Cover Letter to Certain Eligible Option Holders Regarding the Stock Option Exchange Offer.

(a)(1)(E)	Form of E-mail Communication to Eligible Option Holders Announcing Program Launch.

(a)(1)(F)	Form of E-mail Communication Reminder to Eligible Option Holders.

(a)(1)(G)	Screen shots from Stock Option Exchange Program Website.

(a)(1)(H)	Form of Option Exchange Expiration and Confirmation Communication to Participants.

(a)(1)(I)	Form of Option Exchange Expiration and Confirmation Communication to Non-Participants.

(a)(1)(J)	Form of Communication Rejecting the Election Form.

(a)(1)(K)	Form of Communication Rejecting the Notice of Withdrawal/Change of Election Form.

(a)(1)(L)	Form of E-mail Communication to Certain Members of Management Regarding Program Launch.

(b)	Not applicable.

(d)(1)	WellCare Health Plans, Inc. 2004 Equity Incentive Plan (incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004).

(d)(2)	Form of RSU Award Agreement.

(g)	Not applicable.

(h)	Not applicable.

99.1
Risk Factors related to the Company and its business (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009).

Item 13.     Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 17, 2009	WELLCARE HEALTH PLANS, INC. /s/ Heath Schiesser
Heath Schiesser
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units.

(a)(1)(B)	Election Form.

(a)(1)(C)	Notice of Withdrawal/Change of Election Form.

(a)(1)(D)	Form of Cover Letter to Certain Eligible Option Holders Regarding the Stock Option Exchange Offer.

(a)(1)(E)	Form of E-mail Communication to Eligible Option Holders Announcing Program Launch.

(a)(1)(F)	Form of E-mail Communication Reminder to Eligible Option Holders.

(a)(1)(G)	Screen shots from Stock Option Exchange Program Website.

(a)(1)(H)	Form of Option Exchange Expiration and Confirmation Communication to Participants.

(a)(1)(I)	Form of Option Exchange Expiration and Confirmation Communication to Non-Participants.

(a)(1)(J)	Form of Communication Rejecting the Election Form.

(a)(1)(K)	Form of Communication Rejecting the Notice of Withdrawal/Change of Election Form.

(a)(1)(L)	Form of E-mail Communication to Certain Members of Management Regarding Program Launch.

(b)	Not applicable.

(d)(1)	WellCare Health Plans, Inc. 2004 Equity Incentive Plan (incorporated by reference to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004).

(d)(2)	Form of RSU Award Agreement.

(g)	Not applicable.

(h)	Not applicable.

99.1
Risk Factors related to the Company and its business (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009).